UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________________
FORM 11-K
__________________________________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 001-35780
__________________________________________________
A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
Bright Horizons 401(k) Plan
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Bright Horizons Family Solutions Inc.
2 Wells Avenue
Newton, MA 02459

BRIGHT HORIZONS 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrator and Trustee of the Bright Horizons 401(k) Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Bright Horizons 401(k) Plan as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Bright Horizons 401(k) Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Gray, Gray & Gray, LLP
We have served as the Plan’s auditor since 2003.
Canton, Massachusetts
June 28, 2022

BRIGHT HORIZONS 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2021	2020
ASSETS
Investments, at fair value:
Common/collective trusts	$355,754,515	$319,296,539
Mutual funds	29,367,049	21,985,265
Bright Horizons stock fund	3,158,490	4,534,190
Total investments	388,280,054	345,815,994
Notes receivable from participants	4,293,637	4,145,254
Total assets	392,573,691	349,961,248
LIABILITIES
Excess contributions payable	538,431	444,272
Total liabilities	538,431	444,272
NET ASSETS AVAILABLE FOR BENEFITS	$392,035,260	$349,516,976
See accompanying notes to financial statements.

BRIGHT HORIZONS 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2021
ADDITIONS
Investment income:
Net appreciation in fair value of investments	$42,687,384
Interest and dividends	1,341,926
Total investment income	44,029,310
Interest earned on notes receivable from participants	243,904
Contributions:
Participant	22,329,267
Employer	3,954,450
Rollovers	3,208,552
Total contributions	29,492,269
Total additions	73,765,483
DEDUCTIONS
Benefits paid to participants	30,597,122
Deemed distributions of notes receivable from participants	29,096
Administrative expenses	620,981
Total deductions	31,247,199
NET INCREASE IN NET ASSETS	42,518,284
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	349,516,976
End of year	$392,035,260
See accompanying notes to financial statements.

BRIGHT HORIZONS 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

1. DESCRIPTION OF THE PLAN
The following description of the Bright Horizons 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document, as amended, for more complete information.
General
The Plan is a defined-contribution plan that is available to eligible U.S.-based employees of Bright Horizons Children’s Centers LLC, and its participating subsidiaries and affiliates, except for employees residing in Puerto Rico. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Bright Horizons Children’s Centers LLC, the Plan’s Sponsor and Administrator, is a wholly-owned subsidiary of Bright Horizons Family Solutions Inc. (collectively referred to herein as the “Company”).
Administration
The Plan is administered by Bright Horizons Children’s Centers LLC which, as Plan Administrator, has substantial control of and discretion over the administration of the Plan. The Plan’s recordkeeping and administrative services provider is Fidelity Workplace Services LLC (“Fidelity Management Trust Company” or “Fidelity”).
Eligibility
Employees are eligible to participate in the Plan after completion of 60 days of service provided they are then at least 20 years of age.
Contributions
Participants are permitted to contribute up to 75% of eligible compensation (as defined in the Plan), subject to certain limitations under current income tax regulations. Participants may designate deferrals of pre-tax compensation as contributions. Participants may also designate post-tax compensation as Roth 401(k) contributions. Catch-up contributions are permitted for participants reaching age 50 during the plan year. Rollover contributions from other qualified retirement plans are also accepted, including rollover contributions categorized as Roth contributions, provided certain conditions are met.
Employer matching contributions are made to participants who have completed one year of service. For the year ended December 31, 2021, the Company contributed an amount equal to 25% of the participants’ contributions on up to 8% of the participants’ eligible compensation. The Company may also make additional discretionary contributions to participants under the terms of the Plan. No such discretionary contributions were made during the plan year ended December 31, 2021.
Vesting
Employees are immediately vested in their own contributions and related earnings. Company contributions to participants and earnings thereon are 20% vested after the second year of employment and vest 20% each year thereafter, such that a participant is 100% vested after six years of continued employment. A vested year is one in which a participant works a minimum of 1,000 hours between January 1st and December 31st. In addition, an active participant’s entire account balance becomes 100% vested and payable upon the participant’s normal retirement (as defined in the Plan), disability, or death.
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant account is credited with the participant’s contributions, Company contributions and an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations of earnings (losses) are based on account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
Forfeitures
Termination of a participant from the Company before Plan benefits are fully vested results in the forfeiture of the non-vested portion of Company discretionary and matching contributions. The Plan allows for forfeitures to be applied toward Plan expenses or to offset Company contributions. Forfeited amounts are available to the Company when the participant’s account is distributed or five years from the separation date, whichever occurs first. Forfeited Company discretionary and matching contributions are first made available to reinstate previously forfeited non-vested Company contributions for rehired former participants provided certain provisions in the Plan Agreement are met. The remaining forfeitures are used to fund Company matching contributions or to reduce Plan expenses. Forfeited assets are suspended in an account which also includes uncashed distribution checks requiring redistribution and fee credits provided to the Plan by Fidelity. At December 31, 2021 and 2020, suspended accounts totaled $660,016 and $572,421, respectively. At December 31, 2021 and 2020, the non-vested forfeitures in the suspended accounts totaled $341,755 and $242,357, respectively. During 2021, forfeitures in the amount of $210,276 were used to fund Company matching contributions.

Payment of Benefits
The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance. Benefits may be distributed to participants upon termination of employment by reason of retirement, disability, death or other severance of employment. Participant accounts become fully vested when their termination of service is due to normal retirement (as defined in the Plan), disability or death. Upon termination of employment for other reasons, each participant is entitled to distributions based upon the vested portion of his or her account determined as of the day the participant terminates employment. In addition, participants can withdraw from their vested account balance in the event of certain hardship circumstances, as defined in the Plan. Payment of benefits is made in one lump sum amount.
Notes Receivable from Participants
Participants may borrow a minimum of $1,000 and a maximum of the lesser of $50,000 or 50% of their vested account balance. Interest rates on these loans are the prime rate plus 1%, and the interest rates for outstanding loans currently range from 4.25% to 6.50% per annum. Loans must be repaid within five years, unless the loan is taken for the purchase of a primary residence, which may be repaid over a period not to exceed 15 years.
Participants repay principal and interest through payroll deductions. If participants are terminating employment or retiring, they have the choice of continuing loan repayments or having the loan offset from their vested account balance. The offset loan amount is considered a taxable distribution.
Investment Options
Participants direct the investment of their contributions into various investment options offered by the Plan. The default investment option established under the Plan is a Vanguard Target Retirement Trust that most closely matches the participants’ expected retirement date, based on the participants’ age at the time of enrollment.
Plan Termination
Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to modify, amend, or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.
2. SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The financial statements and supplemental schedule have been prepared to satisfy the reporting and disclosure requirements of ERISA.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities, including the Company’s common stock. Investment securities, in general, are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
Investment Valuation and Income Recognition
Plan management determines the Plan’s valuation policies utilizing information provided by investment advisors, trustees and other parties involved with the Plan. Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 6, Fair Value of Financial Instruments, for additional information on fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s realized gains and losses on investments bought and sold as well as unrealized appreciation (depreciation) in investments held.
Payment of Benefits
Benefits paid to participants are recorded upon distribution.

Administrative Expenses
Certain expenses incurred in connection with the general administration of the Plan are paid by the Plan and are recorded in the accompanying statement of changes in net assets available for benefits as deductions. Investment related expenses are included in the net appreciation (depreciation) in fair value of investments. Other expenses incurred in the administration of the Plan are paid by the Company.
Uncertain Tax Positions
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more-likely-than-not would not be sustained upon examination. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2018.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Defaulted participant loans are recorded as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2021 and 2020.
Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) are recorded as a liability with a corresponding reduction to contributions. The Plan distributed 2021 excess contributions to the applicable participants prior to March 15, 2022.
3. TAX STATUS
In a letter dated June 30, 2020, the IRS stated that the prototype adopted by the Plan, as then designed, qualified under Internal Revenue Code (the “Code”) Section 401(a). The Plan has not received a determination letter specific to the Plan itself. The Plan Sponsor and the Plan’s tax counsel believe that the Plan, as amended, has been designed and continues to operate in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
4. PARTY-IN-INTEREST TRANSACTIONS
The Plan’s investment options include a certain fund managed by Fidelity, the Plan’s record keeper and trustee. Administrative fees paid by the Plan to Fidelity during 2021 amounted to $620,981. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.
The Plan’s investment options include the Bright Horizons Stock Fund (the “Fund”). The Fund primarily consists of shares of the Company’s common stock which are traded in the open market. At December 31, 2021, the Plan held 25,082 shares of the Company’s common stock. Additionally, the Plan issues loans to participants, which are secured by participants’ account balances. These transactions qualify as exempt party-in-interest transactions and are allowable under ERISA.
5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the total net assets as reflected in the Form 5500 as of December 31, 2021 and 2020:

	2021	2020
Net assets available for benefits per the financial statements	$392,035,260	$349,516,976
Excess contributions payable	538,431	444,272
Deemed distributions of notes receivable from participants	(168,205)	(53,862)
Net assets per Form 5500	$392,405,486	$349,907,386

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the changes in net assets as reflected in the Form 5500 for the year ended December 31, 2021:

2021
Net increase in net assets available for benefits per the financial statements	$42,518,284
Excess contributions payable at December 31, 2021	538,431
Excess contributions payable at December 31, 2020	(444,272)
Deemed distributions on notes receivable at December 31, 2021	(168,205)
Deemed distributions on notes receivable at December 31, 2020	53,862
Net income per Form 5500	$42,498,100
6. FAIR VALUE OF FINANCIAL INSTRUMENTS
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are classified using a three level fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement. The hierarchy gives the highest priority to observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The Plan uses observable inputs where relevant and whenever possible. The three levels of the hierarchy are defined as follows:
Level 1 — Fair value is derived using quoted prices from active markets for identical investments.
Level 2 — Fair value is derived using quoted prices for similar instruments from active markets or for identical or similar instruments in markets that are not active; or, fair value is based on model-derived valuations in which all significant inputs and significant value drivers are observable from active markets.
Level 3 — Fair value is derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
Following is a description of the valuation methodologies used by the Plan at December 31, 2021 and 2020.
Mutual funds: Valued at the observable net asset value (“NAV”) of the underlying investments determined by quoted prices in active markets.
Bright Horizons stock fund: The Fund is a stock fund that consists of Bright Horizons Family Solutions Inc. common stock and cash investments used to cover the daily cash needs of the Fund. Bright Horizons Family Solutions Inc. common stock held by the Fund is valued based on the closing stock price reported. As of December 31, 2021, the Fund held 25,082 shares of Bright Horizons Family Solutions Inc. common stock with an aggregate value of $3,157,347 and cash investments of $1,143. As of December 31, 2020, the Fund held 26,203 shares of Bright Horizons Family Solutions Inc. common stock with an aggregate value of $4,532,925 and cash investments of $1,265.
Common/collective trusts: The common/collective trusts invest primarily in mutual funds, domestic and international stocks, fixed income securities and guaranteed investment contracts, and these investments are valued at the NAV of units of the common/collective trust.
The NAV, as provided by the fund manager, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy where applicable, the Plan’s assets at fair value as of December 31, 2021 and 2020:

	2021
	Level 1	Total
Mutual funds	$29,367,049	$29,367,049
Bright Horizons stock fund	3,158,490	3,158,490
Investments measured at NAV*
Common/collective trusts		355,754,515
Total investments at fair value	$32,525,539	$388,280,054

	2020
	Level 1	Total
Mutual funds	$21,985,265	$21,985,265
Bright Horizons stock fund	4,534,190	4,534,190
Investments measured at NAV*
Common/collective trusts		319,296,539
Total investments at fair value	$26,519,455	$345,815,994
* In accordance with Subtopic 820-10, certain investments that are measured at fair value using the NAV per share (or its equivalent) have not been categorized in the fair value hierarchy. The fair value amounts presented in this footnote are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.
Fair Value of Investments in Entities that Use NAV
The following table summarizes investments measured at fair value based on net asset value per share as of December 31, 2021 and 2020, respectively.

	2021
Investment	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Common/collective trusts	$355,754,515	None	Daily	None	None

	2020
Investment	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Common/collective trusts	$319,296,539	None	Daily	None	None
7. SUBSEQUENT EVENTS
The Plan Administrator has evaluated subsequent events and transactions for potential recognition or disclosure through June 28, 2022, the date the financial statements were available to be issued. Effective on June 1, 2022, the Plan’s Sponsor froze the Bright Horizons Family Solutions Inc. Stock Fund as an investment option in the Plan to all future investments and amended the Plan to direct investments after June 1, 2022 in the Bright Horizons Family Solutions Inc. Stock Fund to an approved investment alternative. Any portion of a participant's account balance that is invested in the Bright Horizons Family Solutions Inc. Stock Fund may remain in the Bright Horizons Family Solutions Inc. Stock Fund at this time.

BRIGHT HORIZONS 401(k) PLAN
EIN: 04-2949680, PLAN: 001
DECEMBER 31, 2021
FORM 5500, SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
	Vanguard Target Retirement 2035 Trust II	Common/Collective Trust	**	$72,131,225
	Vanguard Target Retirement 2040 Trust II	Common/Collective Trust	**	61,173,802
	Vanguard Target Retirement 2030 Trust II	Common/Collective Trust	**	53,128,430
	Vanguard Target Retirement 2045 Trust II	Common/Collective Trust	**	39,569,456
	Vanguard Target Retirement 2025 Trust II	Common/Collective Trust	**	38,400,843
	Vanguard Target Retirement 2050 Trust II	Common/Collective Trust	**	27,690,090
	Vanguard Target Retirement 2020 Trust II	Common/Collective Trust	**	19,860,732
*	Fidelity Total Market Index Fund	Mutual Fund	**	15,580,472
	Vanguard Target Retirement 2055 Trust II	Common/Collective Trust	**	14,263,388
	JPMorgan U.S. Equity Fund Class R6	Mutual Fund	**	9,011,516
	Vanguard Target Retirement 2015 Trust II	Common/Collective Trust	**	8,287,537
	Invesco Stable Value Trust Class B1	Common/Collective Trust	**	6,560,405
	Vanguard Target Retirement 2060 Trust II	Common/Collective Trust	**	4,553,545
	Rothschild U.S. Small/Mid-Cap Core CIT Fund Class 1	Common/Collective Trust	**	3,956,862
	Vanguard Target Retirement Income Trust II	Common/Collective Trust	**	3,103,885
	Vanguard Total International Stock Index Fund Admiral Shares	Mutual Fund	**	3,034,192
	Prudential Core Plus Bond Fund Class 5	Common/Collective Trust	**	2,338,659
	The Hartford International Opportunities Fund Class R6	Mutual Fund	**	1,080,853
	Vanguard Target Retirement 2065 Trust II	Common/Collective Trust	**	735,656
	Vanguard Federal Money Market Fund Investor Shares	Mutual Fund	**	660,016
*	Bright Horizons Family Solutions Inc. Stock Fund	Company Stock	**	3,158,490
Total investments on the Statement of Net Assets Available for Benefits				388,280,054
*	Participant Loans	Rates from 4.25% to 6.5%, maturities ranging from 2022 to 2048	—	4,125,432
Total investments on the Form 5500				$392,405,486

*	Represents party-in-interest to the Plan.
**	Cost omitted for participant-directed investments.

EXHIBIT INDEX

Exhibit Number	Description
23.1*	Consent of Independent Registered Public Accounting Firm Gray, Gray & Gray, LLP

* Exhibit filed herewith.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BRIGHT HORIZONS 401(k) PLAN
Date:	June 28, 2022	By:	/s/ Elizabeth Boland
Elizabeth Boland
Chief Financial Officer
(Duly Authorized Officer)